UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number: 001-42804

Kyivstar Group Ltd.

(Translation of registrant’s name into English)

Unit 517, Level 5

Index Tower

Dubai International Financial Centre (DIFC)

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On February 10, 2026, Kyivstar Group Ltd. (the “Company”) announced the execution of a securities purchase agreement (the “Definitive Agreement”) by and between Private Joint Stock Company Kyivstar, VEON Holdings B.V., and the selling shareholders of Tabletki.ua: Oleksandr Muravshchyk, Nataliia Muravshchyk, Yurii Savchyn, Volodymyr Osmachko, Ievgen Muravshchyk and Vadym Rohatynskyi, dated February 10, 2026, pursuant to which the Company will acquire 100% of the equity interests of Tabletki.ua, a leading Ukrainian online platform for healthcare products that enables consumers to find, compare, and book medicines and other products at Ukrainian pharmacies.

The Company acquired Tabletki.ua for aggregate consideration of approximately USD 160 million, paid fully in Ukrainian Hryvna in Ukraine. The transaction closed concurrently with the execution of the Definitive Agreement.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release, dated February 10, 2026
99.2	Investor Presentation, dated February 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2026	Kyivstar Group Ltd.

	By:	/s/ Boris Dolgushin
		Name:	Boris Dolgushin
		Title:	Chief Financial Officer

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